Exhibit 99.1

ABLYNX ANNOUNCES BOARD CHANGES

GHENT, Belgium, 7 February 2018 – Ablynx NV [Euronext Brussels and Nasdaq: ABLX] today announced that Dr Bo Jesper Hansen, acting as permanent representative of Orfacare Consulting GmbH, has decided to resign from the Board of Directors with immediate effect for personal reasons. Having contributed to Ablynx’s recent M&A activities, and served on the Board since 2013, Dr Hansen will now focus on other opportunities. He will be succeeded by Dr Russell G. Greig, acting as a permanent representative of Greig Biotechnology Global Consulting Inc., who has been a non-executive Director of Ablynx since 2012, and has been unanimously elected by the Ablynx Board as the new Chairman.

Dr Greig is an industry veteran and is currently Chairman of AM Pharma and MedEye (The NL), Sanifit (Spain and the USA), eTheRNA (Belgium), and a non-executive Director of TiGenix (Belgium). Following a 28-year career at GSK where he held the positions of President of both GSK Pharmaceuticals International and SROne (the Venture Arm of GSK), Dr Greig has served as Chairman of Novagali (sold to Santen), Isconova (to Novavax), Syntaxin (to Ipsen), and as a Venture Partner at Kurma Life Sciences (France).

Dr Edwin Moses, Chief Executive Officer at Ablynx, commented:

“We are very fortunate to have a very suitable successor for Bo Jesper, allowing for an orderly transition at this time. Russell knows the company extremely well and will be an important asset during the next months.”

Dr Russell Greig, commented:

“I am delighted to accept this position, having worked with the Ablynx Board over the past five years. My goal will be to fully support the proposed acquisition of the Company by Sanofi as recommended by the Ablynx Board.”

From 7 February 2018, the composition of the Board of Ablynx is as follows:

•	Russell Greig, Chairman of the Board, acting as permanent representative of Greig Biotechnology Global Consulting Inc.

•	Edwin Moses, Director and Chief Executive Officer

•	William Jenkins, Independent Director, acting as principal of William Jenkins Pharma Consulting

•	Catherine Moukheibir, Independent Director

•	Remi Vermeiren, Independent Director

•	Lutgart Van den Berghe, Independent Director, acting as permanent representative of NV Feadon

•	Hilde Windels, Independent Director, acting as permanent representative of Hilde Windels BVBA

About Ablynx

Ablynx is a biopharmaceutical company engaged in the development of Nanobodies®, proprietary therapeutic proteins based on single-domain antibody fragments, which combine the advantages of conventional antibody drugs with some of the features of small-molecule drugs. Ablynx is dedicated to creating new medicines which will make a real difference to society. Today, the Company has more than 45 proprietary and partnered programmes in development in various therapeutic areas including inflammation, haematology, immuno-oncology, oncology and respiratory disease. The Company has collaborations with multiple pharmaceutical companies including AbbVie; Boehringer Ingelheim; Eddingpharm; Merck & Co., Inc., Kenilworth, New Jersey, USA; Merck KGaA; Novartis; Novo Nordisk; Sanofi and Taisho Pharmaceuticals. The Company is headquartered in Ghent, Belgium. More information can be found on www.ablynx.com.

For more information, please contact:

Ablynx Dr Edwin Moses CEO t: +32 (0)9 262 00 07 m: +32 (0)473 39 50 68 e: edwin.moses@ablynx.com	Lies Vanneste Director IR t: +32 (0)9 262 0137 m: +32 (0)498 05 35 79 e: lies.vanneste@ablynx.com

  @AblynxABLX

Ablynx media relations:

Consilium Strategic Communications

Mary-Jane Elliott, Philippa Gardner, Sukaina Virji

t: +44 (0)20 3709 5700

e: ablynx@consilium-comms.com

Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

t: +1 212-355-4449

Disclaimer

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company or, as appropriate, the Company directors’ current expectations and projections about future events. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. As a result, the Company expressly disclaims any obligation or undertaking to release any update or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based. Neither the Company nor its advisers or representatives nor any of its parent or subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.